UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34152 / December 23, 2020

In the Matter of	:
	:
AIP Macro Registered Fund P	:
c/o 100 Front Street, Suite 400	:
West Conhohocken, Pennsylvania 19428-2881	:
	:
(811-22683)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 14, 2020[1], requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 27, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 34123). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

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[1] Investment Company Act Release No. 34123 indicated that the applicant filed an application to deregister from the Commission on August 14, 2020. The correct filing date of the deregistration application for the applicant is October 14, 2020, as stated in this Order.